SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
               EXCHANGE ACT OF 1934
               For the Fiscal year ended December 31, 1997

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934
               For the transition period from

                          Commission File No: 1-10955

                     THE ENVIRONMENTAL ELEMENTS CORPORATION
                         401(K) RETIREMENT SAVINGS PLAN

                       ENVIRONMENTAL ELEMENTS CORPORATION
                              3700 Koppers Street
                           Baltimore, Maryland 21227

                           ENVIRONMENTAL ELEMENTS CORPORATION
                           401(K) RETIREMENT SAVINGS PLAN

                           FINANCIAL STATEMENTS
                           AS OF DECEMBER 31, 1997 AND 1996
                           TOGETHER WITH REPORT OF
                           INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of
the Environmental Elements Corporation
401(K) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Environmental Elements Corporation 401(K) Retirement Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments held and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       /s/ Arthur Andersen LLP
                                       _________________________
                                       Arthur Andersen LLP


Baltimore, Maryland,
    May 22, 1998

                       ENVIRONMENTAL ELEMENTS CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 1997 AND 1996

                                                                                      1997               1996
                                                                                ---------------   ----------------
ASSETS:
    Investments in Mutual Funds at market, participant directed:
       Putnam Stable Value Fund                                                 $    1,665,624    $           -
       The George Putnam Fund of Boston                                                 47,994                -
       Putnam OTC Emerging Growth Fund                                                  19,333                -
       Putnam Income Fund                                                               14,137                -
       The Putnam Fund for Growth and Income                                         2,025,522                -
       Putnam International Growth Fund                                                 47,474                -
       Putnam Vista Fund                                                                50,232                -
                                                                                --------------    -------------
                                                                                     3,870,316                -
                                                                                --------------    -------------

    Environmental Elements Corporation Common Stock
       at market, participant directed                                                 854,245           491,967
                                                                                --------------    --------------


    Investments in Pooled Separate Accounts at market,
       participant directed:
       Guaranteed Long-Term Account                                                         -          1,512,219
       Guaranteed Short-Term Account                                                        -            191,501
       Growth and Income Stock Account                                                      -            548,922
       Stock Market Index Account                                                           -          1,006,073
                                                                                --------------    --------------

                                                                                            -          3,258,715
                                                                                --------------    --------------

    Environmental Elements Service Corporation Investments
       held with NationsBank                                                                -              9,422
                                                                                --------------    --------------

    NationsBank Employee Benefit Liquidity Fund                                             -             24,104
                                                                                --------------    --------------

          Total investments                                                          4,724,561         3,784,208
                                                                                --------------    --------------

    Receivables:
       Employer's contributions                                                             -             21,624
       Employees' contributions                                                             -             27,589
                                                                                --------------    --------------

                                                                                            -             49,213
                                                                                --------------    --------------

          Net assets available for plan benefits                                $    4,724,561    $    3,833,421
                                                                                ==============    ==============

        The accompanying notes are an integral part of these statements.

                       ENVIRONMENTAL ELEMENTS CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN

       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH
                                FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                               (Notes 1, 2 and 3)



                                         --------------------------------------------------------------------------

                                                                                                       Putnam
                                           Putnam        George                                         Fund
                                           Stable        Putnam         Putnam OTC       Putnam       for Growth
                                            Value        Fund of         Emerging        Income          and
                                            Fund         Boston         Growth Fund       Fund          Income
                                        -------------  -------------  --------------  -------------  -------------
TRANSFER AMONG FUNDS                    $ 1,581,958    $    17,961    $      2,491    $        -     $ 1,881,545
                                        -----------    -----------    ------------    -----------    -----------
ADDITIONS:
   Contributions-
     Employer                                    -              -               -              -              -
     Employee                                37,510         27,787          17,132         14,003         65,076
                                        -----------    -----------    ------------    -----------    -----------
       Total contributions                   37,510         27,787          17,132         14,003         65,076

   Interest and dividends                    47,464          3,557              -             134        238,271
   Realized and unrealized gains
     (losses)                                   487         (1,311)           (290)            -        (141,140)
                                        -----------    -----------    ------------    -----------    -----------
       Total additions                       85,461         30,033          16,842         14,137        162,207

DEDUCTIONS:
   Benefit distributions                     (1,795)            -               -              -         (18,230)
                                        -----------    -----------    ------------    -----------    -----------
NET INCREASE (DECREASE)                   1,665,624         47,994          19,333         14,137      2,025,522

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, beginning of year                   -              -               -              -              -
                                        -----------    -----------    ------------    -----------    -----------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, end of year                $ 1,665,624    $    47,994    $     19,333    $    14,137    $ 2,025,522
                                        ===========    ===========    ============    ===========    ===========



                                                                    Fund Information
                                        ------------------------------------------------------------------------------------------
                                               Participant Directed
                                        ------------------------------------------------------------------------------------------

                                                                       Environmental
                                             Putnam                      Elements                                      Growth and
                                          International                    Corp.        Guaranteed     Guaranteed       Income
                                             Growth      Putnam Vista     Common        Long-Term      Short-Term       Stock
                                              Fund          Fund          Stock          Account         Account        Account
                                         -------------  -------------  -------------  -------------  -------------  -------------
TRANSFER AMONG FUNDS                     $     16,240   $      8,464   $    27,864    $(1,420,960)   $  (196,024)   $  (703,004)
                                         ------------   ------------   -----------    ------------   ------------   ------------
ADDITIONS:
   Contributions-
     Employer                                      -              -         91,848             -              -              -
     Employee                                  31,314         41,439       464,471         92,554         23,820         82,652
                                         ------------   ------------   -----------    -----------    -----------    -----------
       Total contributions                     31,314         41,439       556,319         92,554         23,820         82,652

   Interest and dividends                       1,908          2,670            -          42,619          4,255            877
   Realized and unrealized gains
     (losses)                                  (1,988)        (2,341)     (146,236)            -              -         113,461
                                         ------------   ------------   -----------    -----------    -----------    -----------
       Total additions                         31,234         41,768       410,083        135,173         28,075        196,990

DEDUCTIONS:
   Benefit distributions                           -              -        (75,669)      (226,432)       (23,552)       (42,908)
                                         ------------   ------------   -----------    -----------    ------------   ------------
NET INCREASE (DECREASE)                        47,474         50,232       362,278     (1,512,219)      (191,501)      (548,922)

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, beginning of year                     -              -        491,967      1,512,219        191,501        548,922
                                         ------------   ------------   -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, end of year                 $     47,474   $     50,232   $   854,245    $        -     $        -     $        -
                                         ============   ============   ===========    ===========    ===========    ===========




                                         --------------
                                                        Environmental
                                                           Elements      NationsBank
                                                         Service Corp.    Employee
                                           Stock Market  Investments      Benefit
                                              Index       Held with      Liquidity     Contributions
                                             Account     NationsBank        Fund         Receivable      Total
                                          ------------  -------------  -------------   -------------  ----------
TRANSFER AMONG FUNDS                      $ (1,188,671) $         -    $    (27,864)   $         -    $         -
                                          ------------- ------------   -------------   ------------   ------------
ADDITIONS:
   Contributions-
     Employer                                       -             -              -          (21,624)        70,224
     Employee                                   53,380         2,828             -          (27,589)       926,377
                                          ------------  ------------   ------------    ------------   ------------
       Total contributions                      53,380         2,828             -          (49,213)       996,601

   Interest and dividends                        1,495           739          3,760              -         347,749
   Realized and unrealized gains
     (losses)                                  222,234            -              -               -          42,876
                                          ------------  ------------   ------------    ------------   ------------
       Total additions                         277,109         3,567          3,760         (49,213)     1,387,226

DEDUCTIONS:
   Benefit distributions                       (94,511)      (12,989)            -               -        (496,086)
                                          ------------  ------------   ------------    ------------   ------------
NET INCREASE (DECREASE)                     (1,006,073)       (9,422)       (24,104)        (49,213)       891,140

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, beginning of year               1,006,073         9,422         24,104          49,213      3,833,421
                                          ------------  ------------   ------------    ------------   ------------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, end of year                  $         -   $         -    $         -     $         -    $  4,724,561
                                          ============  ============   ============    ============   ============




         The accompanying notes are an integral part of this statement.

                       ENVIRONMENTAL ELEMENTS CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 1997 AND 1996

1.    PLAN DESCRIPTION:

The Environmental Elements Corporation 401(K) Retirement Savings Plan (the EEC
Plan), a defined contribution 401(K) plan, was established effective October 1, 1989. Effective December 31, 1994, the Environmental Elements Service Corporation Thrift Incentive Plan (the EESC Plan) was merged with the EEC Plan (collectively referred to as the Plan). Employees of Environmental Elements Corporation and Environmental Elements Service Corporation are eligible to join the Plan on January 1, April 1, July 1 or October 1 following the completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by employees of the Environmental Elements Corporation.

Under the terms of the Plan, an employee must make a salary reduction contribution to the Plan in order to participate. Participants may contribute from 1% to 15% of their annual compensation on a pre-tax basis. These amounts are invested in one or more investment alternatives based upon the decisions of the Plan participants. Allocations of income are based on the proportion of each participant's account balance to the total of all account balances within each fund. On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installments over various time periods. The Plan also provides for partial or complete distributions of their account balance upon attainment of age 59-1/2 or in the case of financial hardship, as determined by the Administrative Committee.

Effective August 1, 1990, the Plan was amended to provide for Employer matching contributions. The Environmental Elements Corporation (the Employer) will match 50% of the first 3% of the participant's contribution to the Plan. The Employer match is made in the form of Employer common stock from authorized but unissued shares of Environmental Elements Corporation stock. Participants become fully vested in Employer matching contributions upon completion of five years of service. A year of service is defined as a consecutive twelve-month period in which an employee completes one thousand hours of service. Voluntary contributions by participants are fully vested when made. Nonvested employer contributions that are forfeited are used to reduce future employer contributions.

2.    SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statements

The accompanying financial statements are presented on the accrual basis of accounting.

Valuation of Investments

Investments included in the accompanying financial statements are stated at market value.

Income Taxes

The Plan obtained a determination letter, in which the Internal Revenue Service stated that the Plan, as amended, was in compliance with the applicable requirements of the Internal Revenue Code. Environmental Elements Corporation has requested a determination letter from the Internal Revenue Service for the current plan under the new trustee, Putnam Fiduciary Trust Company. The Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the related trust was qualified and tax exempt as of the financial statement dates.

Administrative Expenses

All administrative expenses are borne by the Employer and, as such, have not been included in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3.    SCHEDULE OF INVESTMENTS HELD:

The accompanying supplemental Schedule of Investments Held represents a detailed listing of all investments held by the Plan as of December 31, 1997.

4.    SCHEDULE OF REPORTABLE TRANSACTIONS:

The accompanying supplemental Schedule of Reportable Transactions represents a listing of all transactions, or series of transactions, whose current value at the time of the transaction is in excess of 5% of the current value of plan assets as of December 31, 1996.

                                                                      Schedule I

                       ENVIRONMENTAL ELEMENTS CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN

                          SCHEDULE OF INVESTMENTS HELD

                            AS OF DECEMBER 31, 1997

                                                                  Number                             Market
     Description of Investments                                  of Shares           Cost             Value
--------------------------------------------------          -----------------  ---------------- ----------------
Putnam Stable Value Fund                                          1,665,624    $    1,665,624   $    1,665,624

The George Putnam Fund of Boston                                      2,669            47,343           47,994

Putnam OTC Emerging Growth Fund                                       1,200            19,623           19,333

Putnam Income Fund                                                    1,988            14,166           14,137

The Putnam Fund for Growth and Income                               103,660         2,165,021        2,025,522

Putnam International Growth Fund                                      2,848            49,462           47,474

Putnam Vista Fund                                                     4,232            52,573           50,232

Environmental Elements Corporation Common Stock                     244,070         1,463,352          854,245
                                                                               --------------   --------------

                                                                               $    5,477,164   $    4,724,561
                                                                               ==============   ==============


         The accompanying notes are an integral part of this schedule.

                                                                     Schedule II

                       ENVIRONMENTAL ELEMENTS CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


                      SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                           Assets Sold
                                                                       ----------------------------------------------------
                                                         Price of
                                                          Assets                                             Gain (Loss)
         Description of Assets                           Purchased        Proceeds            Cost             on Sale
--------------------------------------------        ------------------ ----------------  --------------    ----------------
Single Transactions:
    Putnam Stable Value Fund                          $    1,616,984   $           -     $           -     $           -
    Putnam Fund for Growth and Income                      1,891,675               -                 -                 -
    Putnam Fund for Growth and Income                        228,012               -                 -                 -
    Guaranteed Long-Term Account                                  -         1,396,731         1,396,731                -
    Guaranteed Short-Term Account                                 -           192,206           192,206                -
    Growth and Income Stock Account                               -           692,982           347,984           344,998
    Stock Market Index Account                                    -         1,182,233           421,490           760,743
    NationsBank Employee Benefit
       Liquidity Fund                                      1,588,937               -                 -                 -
    NationsBank Employee Benefit
       Liquidity Fund                                      1,875,215               -                 -                 -
    NationsBank Employee Benefit
       Liquidity Fund                                             -         3,508,760         3,508,760                -

In Aggregate:
    Putnam Stable Value Fund                               1,702,445           36,821            36,821                -
    Putnam Fund for Growth and Income                      2,211,251           44,589            46,230            (1,641)
    Guaranteed Long-Term Account                             118,379        1,623,341         1,623,341                -
    Guaranteed Short-Term Account                             25,414          215,580           215,580                -
    Growth and Income Stock Account                           73,348          735,891           369,984           365,907
    Stock Market Index Account                                48,165        1,276,744           456,100           820,644
    NationsBank Employee Benefit
       Liquidity Fund                                      3,934,563        3,958,667         3,958,667                -
    Environmental Elements Corporation
       Common Stock                                          584,183           75,669            83,737            (8,068)



         The accompanying notes are an integral part of this schedule.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVIRONMENTAL ELEMENTS CORPORATION 401(K)
RETIREMENT SAVINGS PLAN

/s/ John C. Nichols                               June 25, 1998
____________________________                      ___________________
John C. Nichols                                   Date
Plan Administrator